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Exhibit 99.2

IMPERIAL TOBACCO GROUP PLC—COMPANY SECRETARY

        Richard Hannaford (57), Company Secretary of Imperial Tobacco Group PLC, intends to retire from the Company with effect from 30 September 2004. Matthew Phillips, currently Senior Legal Counsel, will succeed Mr Hannaford.

        Matthew Phillips will be supported by Trevor Williams who is to be appointed Deputy Company Secretary.

        Imperial Tobacco's Chairman, Derek Bonham, paid tribute to Richard Hannaford. "Dick's term as Company Secretary coincided with a period of enormous corporate change and development for the Group. Dick has been with Imperial Tobacco for over 30 years and was appointed as Company Secretary of Imperial Tobacco Limited in 1988; he became Secretary of Imperial Tobacco Group on its demerger from Hanson in 1996 and has provided invaluable assistance to the Board throughout his many years in this key role. We are greatly indebted to him."

Biographical Details:

        Matthew Phillips LLB (33), Senior Legal Counsel and an experienced commercial lawyer, joined Imperial Tobacco in 2000 from Burges Salmon where he was a Solicitor in the Company Commercial Department. Prior to this he spent three years with Linklaters & Alliance.

        Trevor Williams FCIS (42) joined Imperial Tobacco in 1996 as Assistant Company Secretary having previously been Senior Secretarial Assistant at Manweb PLC.

Enquiries:

Alex Parsons	office	+44 117 933 7241
Group Media Relations Manager	mobile	+44 7967 467 241
Nicola Tate	office	+44 117 963 6636
Investor Relations Manager

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  Exhibit 99.2
IMPERIAL TOBACCO GROUP PLC—COMPANY SECRETARY